May 13, 2011

Mr. John Woody
Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:         Axiom Gold and Silver Corporation (formerly TC Power Management Corp. or the “Registrant”)
Form 10-K for the Fiscal Year Ended August 31, 2010, Filed
November 29, 2010 (the “10-K”)
Form 8-K Filed January 13, 2011 (the “8-K”)
File No. 000-53232

Dear Mr. Woody:

We have received your letter dated April 4, 2011 providing comments to the Form 10-K and the Form 8-K.  We have set forth below in italics the comments in your letter of April 4, 2011 followed by our responses to each comment.

Form 8-K filed January 13. 2011

Pro-Forma Financial Information

Introduction to Unaudited Pro Forma Combined Financial Statements, page F-23

1.
We note your response to our prior comment four. Please provide a more robust analysis of how you determined the accounting acquirer and refer to paragraphs 10-15 of ASC 805-10-55 within your response. Also, your response should include, but not be limited to, a discussion of whether or not there is a relationship between the buyers of the 20,000,000 shares sold by Gordon Douglas in a private transaction and the recipients of the 2,000,000 shares issued to effect the acquisition of Axiom Mexico, and a discussion of who appoints the board members and management. Further, please address how you concluded that management of Axiom Mexico did not replace management, as it appears that Francisco Quiroz, president of Axiom Mexico, was appointed as CEO of TC Power Management Corp as disclosed in Item 5.02 of your Form S-K filed on January 13,20) 1. We understand that he was subsequently replaced on January 24, 2011; please tell us who appointed your current CEO. Once we better understand your analysis, we may have more comments.

As noted in our letter of March 21, 2011, we accounted for the transaction as a basic business combination with Axiom Gold and Silver Corporation (formerly TC Power Management Corp. or “the Registrant”) as the acquirer of Axiom Mexico as of the acquisition date based on the guidance of FASB Codification Topic 805 “Business Combinations”.  In arriving at such conclusion, we analyzed paragraphs 10-15 of ASC 805-55, particularly paragraph 805-55-12 begins, “In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.”   The Registrant acquired 100% of the outstanding shares of Axiom Mexico through the issuance of 2,000,000 of its common shares.

Sub-paragraphs (a)-(e) of ASC 805-55-12 provide additional guidance as to who is the acquirer, and we analyzed those subparagraphs as follows:

Voting interests

Paragraphs 805-55-12(a) and (b) concern the relative voting rights in the combined entity after the business combination. Paragraph 805-55-12(a) states that the “acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.” Paragraph 805-55-12(b) states, that the “acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.”

After the acquisition, Mr. Francisco Quiroz, the sole former shareholder, director and officer of Axiom Mexico, beneficially owned 4,000,000 common shares of the Registrant, or 15% of the outstanding common shares. The Company weighed the fact that this made him the largest shareholder against the number of other large shareholders including two that each owned 3,500,000 common shares (or 13% of the outstanding), two that each owned 3,000,000 common shares (or 11% of the outstanding) and two that each owned 2,500,000 common shares (or 9% of the outstanding).

Governing Body

Paragraph 805-55-12(c) concerns the composition of the governing body of the combined entity and states that the “acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.”

Immediately after the acquisition, the former shareholder of Axiom Mexico had a 15% interest in the Registrant and became one of two members of the Registrant’s Board of Directors. As such, the former shareholder of Axiom Mexico does not have the power to elect or appoint the governing body of the Registrant as he has a minority voting interest and does not constitute a majority of the Board of Directors.

We also considered a pooling agreement among shareholders representing approximately 64% of the outstanding shares (post transaction) that gives a group including the former stockholder of Axiom Mexico the right to elect 51% of the Board of Directors. We believe this pooling agreement does not give the former Axiom Mexico shareholder the right to control the governing body as (i) the former stockholder of Axiom Mexico has a minority vote in the group that has the right to elect 51% of the Board of Directors, (ii) the pooling agreement has a finite term, (iii) the parties to the pooling agreement only represent approximately 64% of the outstanding common stock (post-transaction) and this amount will likely be diluted by future equity issuances and (iv) the uncertainty of how persons not party to the pooling agreement vote their shares.

Senior Management

Paragraph 805-55-11(d) concerns the composition of the senior management of the combined entity, and states that “the acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

Although, as you have stated, Francisco Quiroz, the sole shareholder of Axiom Mexico, was appointed CEO of the Registrant after the acquisition, there were other officers including Frank Lamendola as CFO.  Additionally, it is our understanding that retirement dates that could shift management domination in the near-term should be considered in determining domination of management.  Mr. Quiroz only became CEO as the employment contract with John Larson, the intended CEO, who is not affiliated with the stockholder of Axiom Mexico, was not finalized prior to the completion of the acquisition of Axiom Mexico.  Mr. Quiroz retired from his position as CEO on January 24, 2011, and Mr. Larson was appointed the new CEO on that date.

Mr. Larson was appointed CEO by the Board of Directors of the Registrant which at the time consisted of Mr. Quiroz and Steven Sanders.

Premium payment

Paragraph 805-55-11(e) states that in an exchange of equity interests, the acquirer usually is “the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.”  The Registrant’s consideration for the acquisition was at a premium to the fair value of Axiom Mexico, since the acquisition price of $500,000 exceeded the net identifiable assets of Axiom Mexico, which were valued at $28,827.  The difference between these two amounts shows that a premium of $471,173 was paid for the Axiom Mexico shares.

We believe Paragraphs 55-13 to 15 are not applicable.

You also asked us to describe the relationship between those persons who received the 2,000,000 shares to effect the acquisition and the buyers of 20,000,000 shares sold by Gordon Douglas.  The 2,000,000 shares to effect the acquisition were received by the former sole shareholder of Axiom Mexico, Francisco Quiroz, who also purchased 2,000,000 shares from Gordon Douglas.  At the time of the sale by Gordon Douglas, Mr. Quiroz was neither an affiliate nor a family member of any of the other persons buying the 18,000,000 other shares from Mr. Douglas.

Based on the substance of the transaction, our intent is that the Registrant be the parent company of acquired entities in the business of mineral exploration, and the above discussion, we believe the transaction is properly recorded with the Registrant as the acquirer.

Pro Forma Combined Balance Sheet, pace F-24

2.
We note your response to our prior comment six. We are unable to locate the revision to your filing that reflects that the loan has no terms for repayment and bears no interest. Please tell us where you have made this revision.

The afore-mentioned revision was inadvertently omitted from the Form 8K/A filed on March 21, 2011, but has been clearly disclosed in the periodic report filed on Form 10-Q for the period ended February 28, 2011 (please see the first paragraph of Note 6 in our consolidated financial statements therein).

Pro Forma Combined Statement of Operations, page F-25

3.	We note your adjustment (a) Please tell us how you determined it is appropriate to record an adjustment for $471,173 instead of $500,000 for your goodwill impairment.

Goodwill was calculated based on the acquisition price of $500,000 of Axiom Mexico minus the net identifiable assets of $28,827 (not including payments made for mining concessions) for a total of $471,173. We tested for impairment at the time of the acquisition and determined that the total amount of goodwill was impaired and recorded a charge for the amount.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff  of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact Tim Dockery at (212) 588-0022.

Sincerely,

Axiom Gold and Silver Corporation

/s/ John Larson

cc:           Jennifer Monick, Attorney Advisor